Exhibit 4.1

Description of the Registrant’s Securities

The following descriptions of our common stock, our preferred stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the complete copies of our certificate of incorporation and bylaws with are exhibits to this report.

Gene Therapeutics, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, par value $0.0001 per share.

Common Stock

Authorized Share Capital. Our certificate of incorporation authorizes us to issue up to 200,000,000 shares of common stock.

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. There is no cumulative voting with respect to the election of directors, with the result that directors are elected by a plurality of the votes cast. There is no classification of the board of directors.

Dividend Rights. The holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available therefor, subject to preferences that may be applicable to any preferred stock outstanding at the time.

Liquidation Preferences. In the event that we liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Gene Therapeutics, Inc. has outstanding preferred stock. The preferred stock is not registered under Section 12 of the Securities Exchange Act of 1934, as amended. However, rights evidenced by the preferred stock may limit or qualify the rights of the holders of our common stock and we are including information on our preferred stock so investors may understand those limitations and qualifications.

Authorized Share Capital. Our certificate of incorporation authorizes us to issue up to 40,000,000 shares of preferred stock with rights, preferences and privileges of which may be designated from time to time by our board of directors. Our board of directors has authorized to series of preferred stock, our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 38,295,988 shares of preferred stock in one or more series and authorize their issuance, subject to the approval rights of the holders of Series A Convertible Preferred Stock and Series B Preferred Stock described below. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock or outstanding preferred stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.

Series A Convertible Preferred Stock

Our board of directors has designated a class of 4,012 shares of our preferred stock as “Series A Convertible Preferred Stock.” All 4,012 shares of Series B Preferred Stock have been issued and as of December 31, 2019 790 shares remained outstanding, with the following rights, privileges and preferences:

Voting Rights. Except as required by law, holders of the shares of our Series A Convertible Preferred Stock will not have rights to vote on any matters, questions or proceedings, including the election of directors. However, as long as any shares of our Series A Convertible Preferred Stock are outstanding, we cannot, without the affirmative vote of the holders of a majority of the then outstanding shares of our Series A Convertible Preferred Stock, (1) alter or change adversely the powers, preferences or rights given to the shares of our Series A Convertible Preferred Stock or alter or amend its certificate of designation, (2) authorize or create any class of shares ranking as to dividends, redemption or distribution of assets upon liquidation senior to, or otherwise pari passu with, the shares of our Series A Convertible Preferred Stock, (3) amend our Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the holders of our Series A Convertible Preferred Stock, (4) increase the number of authorized shares of our Series A Convertible Preferred Stock, or (5) enter into any agreement with respect to any of the foregoing. As long as any shares of Series A Convertible Preferred Stock are outstanding, unless the holders of more than two-thirds of the outstanding Series A Convertible Preferred Stock approve, we have agreed not to, directly or indirectly (1) incur any indebtedness other than Permitted Indebtedness (as defined in the certificate of incorporation), (2) incur any liens other than Permitted Liens, (3) amend our certificate of incorporation in a manner that adversely affects the rights of any holder of Series A Convertible Preferred Stock, (4) repurchase or redeem shares of our outstanding common stock or common stock equivalents, (5) pay any dividends on our common stock, or (6) enter into any related party transactions, except for arm’s-length transactions that are expressly approved by a majority of the disinterested directors of our board of directors.

Dividends. Each share of our Series A Convertible Preferred Stock is entitled to receive dividends when, as, and if dividends are paid on shares of our common stock. Dividends are payable on each share Series A Convertible Preferred Stock on an “as-converted” basis, in the same amount and form as dividends actually paid on shares of our common stock.

Liquidation Preferences. In the event that we liquidate, dissolve or wind up, after payment or provision for payment of our debts and other liabilities and before any distribution or payment is made to the holders of our common stock or any junior securities, the holders of our Series A Convertible Preferred Stock will first be entitled to be paid an amount equal to $1,000 per share plus any other fees, liquidated damages or dividends then owing, before our remaining assets will be distributed among the holders of the other classes or series of shares of our capital stock in accordance with our certificate of incorporation.

Conversion. Subject to certain ownership limitations as described below, the shares of our Series A Convertible Preferred Stock are convertible at any time at the option of the holder into shares of our common stock at a conversion ratio determined by dividing the stated value of the shares of our Series A Convertible Preferred Stock (or $1,000) by a conversion price of $0.0113 per share. The conversion price is subject to adjustment in the case of share splits, share dividends, combinations of shares and similar recapitalization transactions. We have the right to force conversion of the Series A Preferred Stock into common stock; provided that during a period of 30 consecutive trading days the VWAP for each of any 25 trading days during period exceeds $0.60 (subject to adjustment for forward and reverse stock splits and the like) and the dollar trading volume for each trading day during such period exceeds $2,000,000 per Trading Day, and we meet certain other “Equity Conditions” described in our certificate of incorporation. A holder of our Series A Convertible Preferred Stock will not have the right to convert, and we will not have the right to force such holder to convert, any portion of its shares of our Series A Convertible Preferred Stock if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number shares of our common stock outstanding immediately after giving effect to its conversion.

Series B Preferred Stock

Our board of directors has designated a class of 1,700,000 shares of our preferred stock as “Series B Convertible Preferred Stock.” All 1,700,000 shares of Series B Preferred Stock have been issued and are outstanding, with the following rights, privileges and preferences:

Voting Rights. Each share of our Series B Convertible Preferred Stock has the same voting rights as shares of our common stock, on an “as-converted” basis, and votes on all matters with the common stock as a single class. In addition, the Series B Convertible Preferred Stock has voting rights that require the approval of a majority of the outstanding shares of Series B Convertible Preferred Stock for any action to: (1) alter or change adversely the powers, preferences or rights given to the shares of our Series B Convertible Preferred Stock or alter or amend its certificate of designation, (2) authorize or create any class of shares ranking as to dividends, redemption or distribution of assets upon liquidation senior to, or otherwise pari passu with, the shares of our Series B Convertible Preferred Stock, (3) amend our Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the holders of our Series B Convertible Preferred Stock, (4) increase the number of authorized shares of our Series B Convertible Preferred Stock, or (5) enter into any agreement with respect to any of the foregoing.

Dividends. Each share of our Series B Convertible Preferred Stock is entitled to receive dividends when, as, and if dividends are paid on shares of our common stock. Dividends are payable on each share Series B Convertible Preferred Stock on an “as-converted” basis, in the same amount and form as dividends actually paid on shares of our common stock.

Conversion. The shares of our Series B Convertible Preferred Stock are convertible at any time at the option of the holder into shares of our common stock at a ratio determined by dividing the stated value of $1.00 per such share of Series B Preferred Stock by the conversion price of $0.0113 per share of common stock. Accordingly, each share of our Series B Convertible Preferred Stock is initially convertible into 88.5 shares of our common stock. The conversion price is subject to adjustment in the case of share splits, share dividends, combinations of shares and similar recapitalization transactions. In addition, if we sell shares of Common Stock or Common Stock equivalents at a price less than the current conversion price, the conversion price of the Series B Convertible Preferred Stock will be reduced to equal eighty percent (80%) of the price at which such common stock or common stock equivalents are sold.

Liquidation. The Series B Convertible Preferred Stock has a liquidation preference. Upon any liquidation, dissolution or winding up of our company, after payment or provision for payment of our debts and other liabilities and before any distribution or payment is made to the holders of our common stock or any junior securities, the holders of our Series B Convertible Preferred Stock will first be entitled to be paid an amount equal to $1.00 per share plus any other fees, liquidated damages or dividends then owing, before our remaining assets will be distributed among the holders of the other classes or series of shares of our capital stock in accordance with our Certificate of Incorporation.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide that annual and special meetings of stockholders may be called only the majority of our whole board of directors and not by the shareholders or any other person. Our bylaws provide for advance notice requirements for shareholder nominations for director.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification

Our certificate of incorporation provides that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. However, Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

●	any breach of a director’s duty of loyalty to us or to our stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

●	any transaction from which a director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. It also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under Delaware law and our bylaws, we are empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

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